SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  August 12th,  2013

FOR IMMEDIATE RELEASE

SILICOM SECURES ANOTHER MAJOR TRAFFIC
MANAGEMENT CUSTOMER: RECEIVES
DESIGN WINS WITH IMMEDIATE REVENUE
POTENTIAL OF $1M/YEAR

- Talks Underway Regarding Additional Products May Ramp Sales To
This Customer Up to Several Million Dollars Per Year -

KFAR SAVA, Israel—August 12, 2013--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has been awarded two Design Wins from a new customer in the rapidly growing Traffic Management and Policy Enforcement Industry. The Design Wins are for a specialized internal BYPASS solution, a product that will replace another solution currently provided by one of Silicom’s competitors, and for Silicom’s unique external Intelligent BYPASS Switch (IBS).

Silicom expects the revenues from these Design Wins to reach approximately $1 million per year. In addition, the customer is currently discussing the use of another, higher-end solution that could, if adopted, increase its business with the Company significantly to a level of several million dollars per year.

“We are very pleased to have achieved these additional Design Wins within the traffic management and policy enforcement industry, a market segment that continues to experience exponential growth,” commented Shaike Orbach, Silicom’s President and CEO. “Our success with this customer demonstrates that all our product lines are relevant in contributing to our growth. It also demonstrates the virtually bottomless nature of our markets – especially their ability to continuously produce an ever-growing roster of significant new customers, each of which offers an immediate new horizon of additional sales opportunities that continues to grow over time.”

BYPASS solutions are used to assure the continued flow of network traffic if its in-line appliances should experienced failure, and Silicom’s BYPASS solutions help customers achieve the highest performance possible of these mission critical applications. In addition, Silicom’s unique Intelligent Bypass switch (IBS) is able to independently sense a failure and to initiate the Bypass process, thereby facilitating an exceedingly simple integration of an external BYPASS solution into the network.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com